EXHIBIT 99.4
Notice to ASX/LSE

21 July 2021

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare.

The following PDMR / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares	Matching shares	Price per share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	6.4951	6.4951	57.7352 GBP	19/07/2021
Rio Tinto plc shares	Cunningham, Peter	6.4951	6.4951	57.7352 GBP	19/07/2021
Rio Tinto Limited shares	Kaufman, Sinead	10.9244	10.9244	127.97 AUD	19/07/2021
Rio Tinto plc shares	Stausholm, Jakob	6.4951	6.4951	57.7352 GBP	19/07/2021
Rio Tinto plc shares	Toth, Peter	6.4951	6.4951	57.7352 GBP	19/07/2021
Rio Tinto plc shares	Vella, Ivan	8.5587	8.5587	57.7352 GBP	19/07/2021

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

The following PDMR / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR / KMP	Number of Shares Acquired	Matching shares	Price per Share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	7	7	57.63 GBP	19/07/2021
Rio Tinto plc shares	Stausholm, Jakob	7	7	57.63 GBP	19/07/2021
Rio Tinto plc shares	Toth, Peter	7	7	57.63 GBP	19/07/2021

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3